RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF INLAND AMERICAN REAL ESTATE TRUST, INC. TO MACKENZIE REALTY CAPITAL, INC. AND MACKENZIE CAPITAL MANAGEMENT, LP

If you are considering selling your shares of Inland American Real Estate Trust, Inc. (“Inland American”)[1] to MacKenzie Realty Capital, Inc. And MacKenzie Capital Management, LP (together, “MacKenzie”), please read all the information below.	March 26, 2015

THE INLAND AMERICAN BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK.

Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from MacKenzie

•	If you sell, you will NO LONGER RECEIVE monthly distributions or otherwise have any rights with respect to the shares that you sell. [2]

•	None of Inland American’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to MacKenzie.

•	Inland American and MacKenzie are not affiliated.

•	MacKenzie states that it has not made an independent appraisal of the shares or Inland American’s properties, and is not qualified to appraise real estate.

•	MacKenzie acknowledges that in establishing the purchase price of $2.00 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with MacKenzie’s objectives.

•	MacKenzie states that it has applied a discount to the estimated per share value with the intention of making a profit.

•	MacKenzie also states that there cannot be any assurance that its estimate accurately reflects an approximate value of the shares or that the actual amounts which may be realized by stockholders for their shares may not vary substantially from this estimate.

•	Stockholders looking to liquidate should note that in recent transactions on the secondary market, according to an independent secondary market auction provider, sales of Inland American stock on such provider’s platform have ranged from $2.87 to $3.22 per share in March 2015 to date.

Inland American encourages you to follow the Board’s recommendation and not tender your shares to MacKenzie. If you do tender your shares to MacKenzie, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to MacKenzie. Please consult your financial advisor or Inland American’s Investor Services Department at 855-377-0510 with any questions.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. Inland American has filed a Schedule 14D-9 with the Securities and Exchange Commission providing additional detail regarding the Board’s recommendation in response to MacKenzie’s offer. The Schedule 14D-9 is available on the Inland American website.

1.	The Inland name and logo are registered trademarks being used under license.
2.	Distributions are not guaranteed, and distribution rates are subject to change.

Inland American Real Estate Trust, Inc.

2809 Butterfield Road    Oak Brook, IL 60523    855.377.0510    www.inlandamerican.com